BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$66,966	$76,266
Restricted cash (Note 4)	7,500	-
Accounts receivable	10,727	11,507
Marketable securities, at cost
(Market value - $17.2 million; December 31, 2005 - $16.5 million)	3,553	3,553
Inventories	33,462	30,844
Other	7,558	4,604
	129,766	126,774

Investments	14,684	12,946
Property, plant and equipment (Note 3)	692,637	583,736
Unrealized fair value of non-hedge derivative assets	22,543	2,449
Deferred derivative losses	3,946	4,614
Future income tax assets	5,100	5,100
Other assets	70,442	58,093
	$939,118	$793,712

LIABILITIES
Current
Accounts payable	$58,003	$36,515
Current portion of long-term debt	32,895	28,964
	90,898	65,479

Unrealized fair value of non-hedge derivative liabilities	117,169	66,966
Long-term debt (Note 4)	283,849	222,429
Future income tax liabilities	36,281	30,007
Asset retirement obligations	20,028	19,710
Other liabilities	1,279	1,129
	549,504	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 460,898,837 common shares (December 31, 2005 -
452,583,503)	693,437	674,176
Value assigned to share purchase warrants and stock options	38,119	32,919
Convertible notes and debt	18,849	24,281
Deficit	(360,791)	(343,384)
	389,614	387,992
	$939,118	$793,712

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
	2006	2005	2006	2005
GOLD REVENUE	$50,797	$22,357	$97,868	$43,835

EXPENSES
Operating costs	33,824	19,509	66,633	41,212
Depreciation and depletion	9,235	5,042	16,779	8,932
Accretion of asset retirement obligations	438	423	874	829
Refugio re-start of operations	-	3,023	-	7,211
Other	96	83	96	648
	43,593	28,080	84,382	58,832

MINE OPERATING INCOME (LOSS)	7,204	(5,723)	13,486	(14,997)

OTHER EXPENSES (INCOME)
General and administrative	2,850	2,371	6,100	5,044
Interest and financing costs	1,683	1,416	3,324	2,625
General exploration	315	381	500	650
Stock-based compensation (Note 5)	6,265	1,721	7,686	2,573
Foreign exchange (gains)/ losses	(1,837)	181	(2,282)	20
Other	(501)	(111)	(918)	(123)
	8,775	5,959	14,410	10,789

LOSS BEFORE TAXES AND OTHER ITEMS	(1,571)	(11,682)	(924)	(25,786)

Unrealized non-hedge derivative gains/ (losses)	2,736	(1,638)	(27,637)	(3,249)
Realized non-hedge derivative (losses)/ gains	(4,277)	116	(8,061)	1,829
Investment gains	22,758	630	22,758	756
Equity in losses of associated companies	(16)	(41)	(82)	(53)
Write-down of net smelter royalty	-	-	-	(3,099)

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS	19,630	(12,615)	(13,946)	(29,602)

Current income taxes	(1,604)	(108)	(2,453)	(180)
Future income tax (expense)/ recovery	25	378	(1,008)	2,621

NET EARNINGS (LOSS) FOR THE PERIOD	$18,051	$(12,345)	$(17,407)	$(27,161)

EARNINGS (LOSS) PER COMMON SHARE - basic and diluted	$0.04	$(0.03)	$(0.04)	$(0.07)

Weighted average number of common shares
outstanding (in thousands)	459,700	400,684	457,527	400,593

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2006	2005	2006	2005

DEFICIT, BEGINNING OF PERIOD	$(378,842)	$(277,243)	$(343,384)	$(262,427)
NET EARNINGS (LOSS) FOR THE PERIOD	18,051	(12,345)	(17,407)	(27,161)
DEFICIT, END OF PERIOD	$(360,791)	$(289,588)	$(360,791)	$(289,588)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings (loss) for the period	$18,051	$(12,345)	$(17,407)	$(27,161)
Non-cash charges (credits)
Depreciation and depletion	9,235	5,042	16,779	8,932
Amortization of deferred financing costs	73	115	146	160
Accretion of convertible notes	670	447	1,334	888
Accretion of asset retirement obligations	438	423	874	829
Equity in losses of associated companies	16	41	82	53
Derivative instruments	(761)	1,379	30,777	2,880
Investment gains	(22,758)	(630)	(22,758)	(756)
Stock-based compensation	6,265	1,721	7,686	2,573
Future income tax expense/ (recovery)	(25)	(378)	1,008	(2,621)
Write-down of net smelter royalty	-	-	-	3,099
Other	(537)	(321)	115	762
Change in non-cash working capital	384	(2,493)	(4,889)	(5,707)
	11,051	(6,999)	13,747	(16,069)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	8,732	525	10,797	531
Kupol project loan financing	219,820	-	219,820	-
Kupol bridge financing/ (repayment)	(150,000)	32,500	(150,000)	36,500
Refugio working capital loans/ (repayment)	(2,300)	6,000	(2,850)	6,000
Capital lease repayments	(854)	(891)	(2,562)	(1,709)
Financing costs	(5,884)	(3,248)	(9,284)	(3,255)
	69,514	34,886	65,921	38,067

INVESTING ACTIVITIES
Kupol development and construction	(51,294)	(36,015)	(87,245)	(57,708)
Kupol exploration	(1,418)	(5,499)	(1,898)	(8,419)
Julietta Mine	(816)	(510)	(1,907)	(1,779)
Julietta exploration	(1,090)	(1,894)	(2,746)	(3,409)
Refugio Mine	(603)	(4,201)	(5,029)	(13,359)
Refugio exploration	(593)	-	(593)	-
Petrex Mines	(461)	(1,311)	(2,201)	(2,732)
Petrex exploration	-	(414)	-	(776)
Acquisition, exploration and development	(2,094)	(1,366)	(2,896)	(3,458)
Investment purchases in associated company	(2,025)	(902)	(2,025)	(902)
Restricted cash	(7,500)	-	(7,500)	-
Proceeds on sales of investments	22,963	-	22,963	-
Net repayments of promissory notes by affiliated companies	224	-	2,224	-
Other	(108)	(957)	(115)	(1,418)
	(44,815)	(53,069)	(88,968)	(93,960)

Increase (decrease) in cash and cash equivalents	35,750	(25,182)	(9,300)	(71,962)

Cash and cash equivalents, beginning of period	31,216	40,331	76,266	87,111

Cash and cash equivalents, end of period	$66,966	$15,149	$66,966	$15,149

Supplemental disclosure of cash flow information (Note 6)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, with the exception of adopting the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830), effective January 1, 2006. The adoption of the recommendations did not have a material impact on the consolidated financial statements.

2)	Segmented information

The Company's reportable operating segments are as follows:

	Second Quarter		Six Months
	2006	2005	2006	2005

	Net earnings/ (loss)		Net earnings/ (loss)
GOLD MINING OPERATIONS
Refugio Mine	$1,614	$(3,359)	$5,257	$(8,338)
Julietta Mine	2,974	262	3,665	(2,295)
Petrex Mines	(2,800)	(1,723)	(5,164)	(310)

EXPLORATION AND DEVELOPMENT	(315)	(381)	(500)	(650)

UNALLOCATED CORPORATE
General and administrative	(2,850)	(2,371)	(6,100)	(5,044)
Investment gains/ (losses)	22,742	589	22,676	(2,396)
Unrealized derivative gains/ (losses)	2,736	(1,638)	(27,637)	(3,249)
Stock-based compensation	(6,265)	(1,721)	(7,686)	(2,573)
Other	215	(2,003)	(1,918)	(2,306)

NET EARNINGS (LOSS) FOR THE PERIOD	$18,051	$(12,345)	$(17,407)	$(27,161)

	Gold revenue		Gold revenue
GOLD MINING OPERATIONS
Refugio Mine	$16,201	$-	$33,559	$-
Julietta Mine	16,924	8,899	28,134	14,418
Petrex Mines	17,672	13,458	36,175	29,417

GOLD REVENUE FOR THE PERIOD	$50,797	$22,357	$97,868	$43,835

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)     Property, plant and equipment

a) Aldebaran Property (Cerro Casale)

On June 27, 2006 the Company announced that it has entered into definitive agreements with Barrick Gold Corporation (“Barrick”) and Arizona Star Resource Corp. (“Arizona Star”) and that the Company and Arizona Star are proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile which hosts the large Cerro Casale gold-copper deposit. The definitive agreements were entered into pursuant to the agreement in principle with Placer Dome Inc. to sell its interest in CMC announced on October 26, 2005. The transfer of Barrick’s interest occurred on June 30, 2006 and resulted in the Company holding a 49% interest in the Aldebaran Property.

Under the terms of these agreements, the Company and Arizona Star will jointly pay to Barrick $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star.

b) Petrex operations

On May 3, 2006, the Company announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African company. Under the terms of the MOU, Pamodzi can earn up to 51% of the shares of Bema SA by investing a minimum of ZAR30 million in cash and by vending additional assets into Bema SA. The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the near future with an ultimate goal of acquiring and consolidating other mining interests in the East Rand mining district. The MOU is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

4)     Long-term debt and restricted cash

On May 26, 2006, the Company’s 75% owned subsidiary, Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, made an initial $200 million drawdown on the Kupol Project Loan which consists of two tranches totalling $400 million. The initial $200 million was used in part to repay the $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol Mine. Further draw downs will be disbursed as required. The Company has received a waiver from the project lenders giving the Company until August 31, 2006 to complete certain conditions precedent which were outstanding as at June 30, 2006.

The first tranche of the Project Loan is for $250 million and is fully underwritten by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG and Société Générale Corporate & Investment Banking. The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation. Both tranches of the Project Loan have been drawn down on a pro rata basis. The Project Loan is secured against the Kupol Mine and guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. In addition, CMGC has arranged a subordinated loan with the IFC for $25 million for the development of the Kupol Mine, $19.8 million of which was drawn down early in May.

On April 26, 2006, as required by the Kupol project loan facility, the Company has established a $7.5 million restricted cash account which is available for project cost overruns, if incurred, at any time up until the economic completion date.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)     Stock-based compensation

During the quarter ended June 30, 2006, approximately 7 million stock options were granted to employees and directors by the Company, having an exercise price of Cdn.$5.32 per share and expiring on April 4, 2016. The exercise price of these options was determined by the market price of the shares at the date of grant. One-half of the options granted vested immediately and the remainder will vest on April 4, 2007. The fair value of the options granted in the quarter was estimated at $9.8 million (or Cdn.$1.60 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $5.8 million of the $9.8 million fair value amount was expensed in the quarter and the remaining $4 million will be charged to operations over the vesting period. Also included in stock-based compensation expense in the quarter was approximately $0.5 million relating to options granted in the beginning of the year and in 2005 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility of the Company's share price. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at June 30, 2006, approximately $5.5 million of the fair value of stock options previously granted remains to be expensed.

The fair value of the options granted during the second quarter of 2006 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3.25% per annum
- Expected life of 2 years
- Expected volatility of 50%
- Dividend yield rate of nil

6)     Supplemental disclosure of cash flow information

	Second Quarter		Six Months
	2006	2005	2006	2005

Non-cash investing and financing activities
Accounts payable relating to mine construction and property
development and deferred financing	$21,181	$3,039	$25,978	$6,186
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	1,504	1,090	2,490	2,199
Endeavour Financial fees settled with issuance of shares	-	-	5,431	-
Refugio Mine equipment acquired under capital leases	-	54	-	2,096
Share purchase warrants issued for non-cash consideration	418	-	547	-
Common shares issued for non-cash consideration	-	300	-	300
Reallocation of fair value of stock-based compensation to
share capital upon exercise of stock options	2,452	169	3,033	169
Interest paid	4,841	1,488	12,257	4,887